Exhibit 99.1

YM BioSciences’ TheraCIM Granted US Orphan Drug Status
- EGFr antibody receives orphan drug designation from the FDA for treatment of glioma -

MISSISSAUGA, Canada - November 30, 2004 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, and its majority-owned subsidiary CIMYM Inc., today announced that the Office of Orphan Products Development of the U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to their EGF receptor monoclonal antibody, TheraCIM hR3, for the treatment of glioma (brain cancer).

The U.S. Orphan Drug Act is intended to assist and encourage companies to develop safe and effective therapies for the treatment of rare diseases and disorders. Orphan Drug Designation is granted to products that treat conditions affecting fewer than 200,000 people in the U.S. Orphan Drug Designation provides eligibility for a special seven-year period of market exclusivity at marketing approval, potential tax credits for research, potential grant funding for research and development, the possibility of reduced filing fees for marketing applications and, particularly, assistance with the review of clinical trial protocols.

TheraCIM hR3 is currently undergoing two Phase II trials in Europe and is expected to become a Phase III candidate in early 2005. The Company’s European licensee, Oncoscience AG, is enrolling children in a trial for pediatric brain cancer; and another trial is underway in metastatic pancreatic cancer. Oncoscience also expects to initiate the Phase III trial in adult glioma in early 2005. Orphan Drug Designation for glioma in Europe has already been conferred.

"TheraCIM is currently undergoing a robust clinical program in Europe, which we anticipate will be paralleled by additional North American trials that we propose to initiate in 2005," said David Allan, Chairman of YM BioSciences. "With Orphan Drug Designation in Europe and, now North America TheraCIM will benefit from regulatory assistance and marketing exclusivity in both territories (10 years in Europe and seven in the USA), ensuring that our efforts to bring this promising new treatment to market are well supported."

TheraCIM hR3 (nimotuzumab), Theraloc in Europe, is a humanized monoclonal antibody that targets the Epidermal Growth Factor receptor (EGFr). Head and neck cancer Phase II trial results, reported in the Journal of Clinical Oncology, showed that the drug doubles a patient’s response to radiation treatment. TheraCIM with radiation (immunoradiation) appears to be equivalent to aggressive chemo-radiotherapy without the burden to the patient of high toxicity from chemoradiation. It has also demonstrated a superior side-effect profile to functionally equivalent, already approved, EGFr antibody drugs.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the Company is developing an EGFr humanized monoclonal antibody that is being tested in glioma and pancreatic cancer in Phase II trials, has completed Phase II trials in head & neck cancer, and is expected to enter a Phase III trial in 2005. A GnRH anti-cancer vaccine is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, The Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. 416-815-0700 x 229	Tel. 905-629-9761 Fax 905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com